Exhibit (d)(5)(iv)

AXA PREMIER VIP TRUST

AMENDMENT NO. 2

SECOND AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 2 to the Second Amended and Restated Investment Advisory Agreement, dated as of July 6, 2007 (“Amendment No. 2”), between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and Janus Capital Management LLC, a limited liability company organized under the laws of the State of Delaware (“Adviser”).

AXA Equitable and Adviser agree to modify the Second Amended and Restated Investment Advisory Agreement, dated as of July 31, 2006, as amended (“Agreement”), for the AXA Premier VIP Trust (“Trust”) as follows:

1. Removed Portfolio. All references to the EQ/Janus Large Cap Growth Portfolio, a series of EQ Advisors Trust, are hereby removed.

2. Appendix A. Appendix A to the Agreement setting forth the Portfolio for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

3. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as an investment adviser for the Multimanager Large Cap Core Equity Portfolio of the Trust.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 2 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		JANUS CAPITAL MANAGEMENT LLC

By:	/s/ Steven M. Joenk	By:	/s/ Robert A. Watson
	Steven M. Joenk	Name:	Robert A. Watson
	Senior Vice President	Title:	SVP, Managing Director

APPENDIX A

AMENDMENT NO. 2

SECOND AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

Portfolio	Annual Advisory Fee Rate**
Multimanager Large Cap Core Equity Portfolio*	0.55% of the Janus Allocated Portion’s average daily net assets up to and including $100 million; 0.50% of the Janus Allocated Portion’s average daily net assets over $100 million up to and including $500 million; and 0.45% of the Janus Allocated Portion’s average daily net assets in excess of $500 million.

*	Fee to be paid with respect to the Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which in the aggregate may be referred to as the “Janus Allocated Portion.”
**	The daily advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Janus Allocated Portion at the close of the immediately preceding business day by the annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to the Janus Allocated Portion is the portion of the daily advisory fee for the Portfolio equal to the Janus Allocated Portion’s net assets relative to the aggregate net assets of the applicable Portfolio, including the Janus Allocated Portion, used in the fee calculation.